Mail Stop 4561

August 10, 2007

Mr. Fernando Cañas B.
General Manager and Chief Executive Officer
Banco de Chile
Ahumada 251
Santiago, Chile

> **Re:** **Banco de Chile**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 001-15266**

Dear Mr. Cañas:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant